July 28, 2025

XU Tao
Chief Financial Officer
KE Holdings Inc.
Oriental Electronic Technology Building
No. 2 Chuangye Road, Haidian District
Beijing 100086
People   s Republic of China

       Re: KE Holdings Inc.
           Form 20-F for the fiscal year ended December 31, 2024
           File No. 001-39436
Dear XU Tao:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Haiping Li